

June 24, 2013

Via E-mail
Dr. Rajesh C. Shrotriya, M.D.
Chief Executive Officer and President
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Ave., Suite 240
Henderson, NV 89052

Re: **Spectrum Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 9, 2013
File No. 001-35006

Dear Dr. Shrotriya:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Liquidity and Capital Resources, page 51

1. In the third paragraph on page 52 you indicate that you include patent related legal costs in research and development costs. Please tell us why you include these costs in research and development when ASC 730-10-55-2i indicates that such costs are examples of activities typically excluded from research and development.

Results of Operations

Benefit(Provision) for Income Taxes, page 55

2. Please tell us what specific positive and negative evidence you considered in concluding on your valuation allowance at December 31, 2012 and how you weighted the positive and negative evidence. In addition, please tell us how your announcement of the change in sales pattern for FUSILEV in your press release and Form 8-K on March 12, 2013 impacted your assessment of the valuation allowance at March 31, 2013. Please clarify why the resulting anticipated significant drop in revenues in 2013 is apparently not indicative of realization issues on your deferred tax assets.

Nature of each accrual that reduces gross revenue to net revenue, page 57

3. Your provisions for the period ended December 31, 2012 related to chargebacks and discounts and rebates increased significantly from the December 31, 2011 provisions. Please provide disclosure to be provided in future periodic reports that discuss the amount of and reasons for the increases including the effect that changes in your estimates had on your revenues and operations. In this regard it is evident from amounts presented in Note 17 on page F-44 that your chargebacks and rebates as a percentage of gross revenues changed from 18.5% in 2010 to 10.0% in 2011 and 23.7% in 2012. Please disclose the underlying cause for these fluctuations. In addition, in your proposed disclosure, please explain why the total of the deductions from gross revenues presented on page F-44 for 2012 is $128.8 million when the amount disclosed on page 57 is only $102.6 million.

Notes to Consolidated Financial Statements

Note 3. Acquisitions
Allos Acquisition, page F-21

4. In the tables on page F-22 you indicate that you assigned fair values to in-process research and development for FOLOTYN of $118.4 million and for the license and distribution agreement with Mundipharma for FOLOTYN of $27.9 million. Given that FOLOTYN is an approved product and you appear to indicate in the table on page 7 that only two clinical trials for FOLOTYN are currently in early Phase 3, please tell us why the fair value of the in-process research and development is substantially greater than the intangible assets associated with the approved and marketed product. At a minimum, in your response, tell us the relative market sizes of each indication (the approved indication as well as the two currently in development) and the risk-adjusted discount rate you use to assess the success of the development projects.

Note 11. Mundipharma Agreements, page F-31

5. In the second paragraph on page F-32 you disclose your obligation to perform research and development services on joint clinical development activities with Mundipharma through 2022 and that you recorded a liability for the fair value of this obligation upon your acquisition of Allos on September 5, 2012. Please explain to us why it is appropriate to record this liability in acquisition accounting and reference for us the authoritative literature you relied upon to support your accounting. In your response, please tell us why it is appropriate to record liabilities for research and development activities that will be performed in the future and tell us what happens to your obligation to fund these activities if development is discontinued due to lack of safety or efficacy in the clinical trials or for any other reason.

Form 10-Q for the quarterly period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements
Note 11. Commitments and Contingencies
Licensing Agreements
Exclusive Development and Commercialization Collaboration Agreement with Allergan, Apaziquone, page 24

6. You disclose that as a result of the second amendment to the agreement with Allergan to buy back the rights originally licensed to Allergan, you recognized $8.3 million in licensing revenues at March 31, 2013. In MD&A on page 34, you attribute $9.4 million of revenue recognized associated with the amortization of your $41.5 million upfront payment from Allergan. From disclosure in your December 31, 2012 and 2009 Forms 10-K, you indicate that you recognized $12.3 million, $12.3 million, $13.2 million and $8.3 million of licensing revenues in 2012, 2011, 2010 and 2009, respectively, attributed to the amortization of the upfront payment. As the amount of revenue attributed to the amortization of your upfront payment from Allergan exceeds the amount of the upfront payment, please reconcile for us your revenues recognized under this agreement for the initial up-front payment received.

7. In addition, in your December 31, 2012 Form 10-K, you disclose that as a result of the second amendment to the agreement with Allergan, Allergan was relieved of its obligations for development, commercialization and other activities. You also disclose that the license, development, supply and distribution agreement, as amended, will continue until the expiration of the last royalty payment obligation in the last country in the Allergan territory (as defined in the agreement) with certain provisions surviving. Please provide revised proposed disclosure to be provided in future periodic reports that clarifies the remaining provisions of this agreement and your accounting for those remaining provisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended March 31, 2013 and 2012
Total Revenues, page 33

8. You disclose that you announced a change in order pattern for FUSILEV in mid-March 2013. You also disclose that "[a]s anticipated, FUSILEV revenues decreased for the three months ended March 31, 2013." Please provide us proposed disclosure to be included in future periodic reports that discusses the reason(s) for the decrease in revenues and specifically discusses changes in volume versus changes in prices as required by Item 303(a)(3)(iii) of Regulation S-K.   In this regard, please specifically address the following in your proposed disclosure:

- what you have done or are doing to improve the monitoring of FUSILEV inventory at wholesalers and end-users; and
- the types of end-users and the impact of your decrease in revenues by each type of end-user and the reasons for the decrease.

9. In addition, your product returns policy on page eight, indicates that as of each balance sheet date, you estimate potential returns, based on several factors, including: inventory held by distributors, sell through data of distributor sales to end users, customer and end-user ordering and re-ordering patterns, aging of accounts receivables, rates of returns for directly substitutable products and pharmaceutical products for the treatment of therapeutic areas similar to indications served by our products, shelf life of our products, historical rates of actual returns and based on experience of our management with selling similar oncology products. Further, on page nine you disclose that distribution and data fees are paid to authorized wholesalers and specialty distributors of FUSILEV and FOLOTYN and the services provided include contract administration, inventory management, product sales reporting by customer, returns for clinics and hospitals. Please tell us how the information you apparently obtain in monitoring FUSILEV did not alert you to the decrease in FUSILEV sales prior to your announcement in March 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant